                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                               -----------------

                                  SCHEDULE 13G
                                 (Rule 13d-102)

            INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
          TO RULES 13d-1(b), (c) AND (d) AND AMENDMENTS THERETO FILED
                           PURSUANT TO RULE 13d-2(b)
                         (Amendment No. _________)/1/



                         Fox Entertainment Group, Inc.
   ------------------------------------------------------------------------
                                (Name of Issuer)

                Class A Common Stock, par value $0.01 per share
         -------------------------------------------------------------
                        (Title of Class of Securities)

                                  35138T 10 7
           ---------------------------------------------------------
                                 (CUSIP Number)


                               November 9, 1998
      -------------------------------------------------------------------
            (Date of Event Which Requires Filing of this Statement)



     Check the appropriate box to designate the rule pursuant to which this
     Schedule is filed:

          [_] Rule 13d-1(b)

          [_] Rule 13d-1(c)

          [X] Rule 13d-1(d)

-----------------------------

  /1/ The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

         The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

---------------------                                         ------------------
CUSIP NO. 35138T 10 7                   13G                   Page 2 of 13 Pages
---------------------                                         ------------------

--------------------------------------------------------------------------------
1       Name of Reporting Persons/S.S. or I.R.S. Identification Nos. of
        Above Persons

        The News Corporation Limited
--------------------------------------------------------------------------------
2       Check the Appropriate Box if a Member of a Group               (a)   [_]
                                                                       (b)   [_]

--------------------------------------------------------------------------------
3       SEC Use Only
--------------------------------------------------------------------------------
4       Citizenship or Place of Organization
        South Australia, Australia.
--------------------------------------------------------------------------------
      Number of           5  Sole Voting Power
        Shares               547,500,000/1/
     Beneficially         ------------------------------------------------------
       Owned by           6  Shared Voting Power
         Each                0
      Reporting           ------------------------------------------------------
     Person with          7  Sole Dispositive Power
                             547,500,000
                          ------------------------------------------------------
                          8  Shared Dispositive Power
                             0
--------------------------------------------------------------------------------
9       Aggregate Amount Beneficially Owned by Each Reporting Person
        547,500,000
--------------------------------------------------------------------------------
10      Check Box if the Aggregate Amount in Row (9) Excludes Certain
        Shares                                                               [_]
--------------------------------------------------------------------------------
11      Percent of Class Represented by Amount in Row (9)
        81.4%/1/
--------------------------------------------------------------------------------
12      Type of Reporting Person
        CO
--------------------------------------------------------------------------------



------------------------
/1/ Represents 100% of the issued and outstanding shares of Class B Common Stock, par value $.01 per share (the "Class B Common Stock"), of the Issuer. The Class B Common Stock is convertible into Class A Common Stock, par value $0.01 per share (the "Class A Common Stock" and, together with the Class B Common Stock, the "Common Stock") on a share-for-share basis. Holders of Class B Common Stock are entitled to 10 votes per share on all matters submitted to a vote of stockholders. At December 31, 1998, the Reporting Persons (as hereinafter defined) beneficially owned Class B Common Stock of the Issuer representing approximately 97.8% of the voting power of the Issuer and approximately 81.4% of the issued and outstanding Common Stock of the Issuer.

---------------------                                         ------------------
CUSIP NO. 35138T 10 7                   13G                   Page 3 of 13 Pages
---------------------                                         ------------------

--------------------------------------------------------------------------------
1       Name of Reporting Persons/I.R.S. Identification Nos. of Above Persons

        News America Incorporated/13-3249610
--------------------------------------------------------------------------------
2       Check the Appropriate Box if a Member of a Group               (a)   [_]
                                                                       (b)   [_]
--------------------------------------------------------------------------------
3       SEC Use Only
--------------------------------------------------------------------------------
4       Citizenship or Place of Organization
        Delaware, U.S.A.
--------------------------------------------------------------------------------
      Number of            5  Sole Voting Power
        Shares                547,500,000/1/
     Beneficially          -----------------------------------------------------
       Owned by            6  Shared Voting Power
         Each                 0
      Reporting            -----------------------------------------------------
     Person with           7  Sole Dispositive Power
                              547,500,000
                           -----------------------------------------------------
                           8  Shared Dispositive Power
                              0
--------------------------------------------------------------------------------
9       Aggregate Amount Beneficially Owned by Each Reporting Person
        547,500,000
--------------------------------------------------------------------------------
10      Check Box if the Aggregate Amount in Row (9) Excludes Certain
        Shares                                                               [_]
--------------------------------------------------------------------------------
11      Percent of Class Represented by Amount in Row (9)
        81.4%/1/
--------------------------------------------------------------------------------
12      Type of Reporting Person
        CO
--------------------------------------------------------------------------------



-------------------------------
/1/ Represents 100% of the issued and outstanding shares of Class B Common Stock, par value $.01 per share (the "Class B Common Stock"), of the Issuer. The Class B Common Stock is convertible into Class A Common Stock, par value $0.01 per share (the "Class A Common Stock" and, together with the Class B Common Stock, the "Common Stock") on a share-for-share basis. Holders of Class B Common Stock are entitled to 10 votes per share on all matters submitted to a vote of stockholders. At December 31, 1998, the Reporting Persons (as hereinafter defined) beneficially owned Class B Common Stock of the Issuer representing approximately 97.8% of the voting power of the Issuer and approximately 81.4% of the issued and outstanding Common Stock of the Issuer.

---------------------                                         ------------------
CUSIP NO. 35138T 10 7                   13G                   Page 4 of 13 Pages
---------------------                                         ------------------

--------------------------------------------------------------------------------
1       Name of Reporting Persons/I.R.S. Identification Nos. of Above Persons

        K. Rupert Murdoch
--------------------------------------------------------------------------------
2       Check the Appropriate Box if a Member of a Group                (a)  [_]
                                                                        (b)  [_]
--------------------------------------------------------------------------------
3       SEC Use Only
--------------------------------------------------------------------------------
4       Citizenship or Place of Organization
        United States
--------------------------------------------------------------------------------
      Number of           5. Sole Voting Power
        Shares               547,500,000/1/
     Beneficially         ------------------------------------------------------
       Owned by           6. Shared Voting Power
         Each                0
      Reporting           ------------------------------------------------------
     Person with          7. Sole Dispositive Power
                             547,500,000
                          ------------------------------------------------------
                          8. Shared Dispositive Power
                             0
--------------------------------------------------------------------------------
9       Aggregate Amount Beneficially Owned by Each Reporting Person
        547,500,000
--------------------------------------------------------------------------------
10      Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares [_]
--------------------------------------------------------------------------------
11      Percent of Class Represented by Amount in Row (9)
        81.4%/1/
--------------------------------------------------------------------------------
12      Type of Reporting Person
        IN
--------------------------------------------------------------------------------



----------------------------
/1/ Represents 100% of the issued and outstanding shares of Class B Common Stock, par value $.01 per share (the "Class B Common Stock"), of the Issuer. The Class B Common Stock is convertible into Class A Common Stock, par value $0.01 per share (the "Class A Common Stock" and, together with the Class B Common Stock, the "Common Stock") on a share-for-share basis. Holders of Class B Common Stock are entitled to 10 votes per share on all matters submitted to a vote of stockholders. At December 31, 1998, the Reporting Persons (as hereinafter defined) beneficially owned Class B Common Stock of the Issuer representing approximately 97.8% of the voting power of the Issuer and approximately 81.4% of the issued and outstanding Common Stock of the Issuer.

---------------------                                         ------------------
CUSIP NO. 35138T 10 7                   13G                   Page 5 of 13 Pages
---------------------                                         ------------------

--------------------------------------------------------------------------------
1       Name of Reporting Persons/I.R.S. Identification Nos. of Above Persons

        FEG Holdings, Inc./51-0385056
--------------------------------------------------------------------------------
2       Check the Appropriate Box if a Member of a Group               (a)   [_]
                                                                       (b)   [_]
--------------------------------------------------------------------------------
3       SEC Use Only
--------------------------------------------------------------------------------
4       Citizenship or Place of Organization
        Delaware, U.S.A.
--------------------------------------------------------------------------------
  Number of                           5  Sole Voting Power
    Shares                               547,500,000/1/
 Beneficially                         ------------------------------------------
   Owned by                           6  Shared Voting Power
     Each                                0
  Reporting                           ------------------------------------------
 Person with                          7  Sole Dispositive Power
                                         547,500,000
                                      ------------------------------------------
                                      8  Shared Dispositive Power
                                         0
--------------------------------------------------------------------------------
9       Aggregate Amount Beneficially Owned by Each Reporting Person
        547,500,000
--------------------------------------------------------------------------------
10      Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares [_]
--------------------------------------------------------------------------------
11      Percent of Class Represented by Amount in Row (9)
        81.4%/1/
--------------------------------------------------------------------------------
12      Type of Reporting Person
        CO
-------------------------------------------------------------------------------



-------------------------------
/1/ Represents 100% of the issued and outstanding shares of Class B Common Stock, par value $.01 per share (the "Class B Common Stock"), of the Issuer. The Class B Common Stock is convertible into Class A Common Stock, par value $0.01 per share (the "Class A Common Stock" and, together with the Class B Common Stock, the "Common Stock") on a share-for-share basis. Holders of Class B Common Stock are entitled to 10 votes per share on all matters submitted to a vote of stockholders. At December 31, 1998, the Reporting Persons (as hereinafter defined) beneficially owned Class B Common Stock of the Issuer representing approximately 97.8% of the voting power of the Issuer and approximately 81.4% of the issued and outstanding Common Stock of the Issuer.

---------------------                                         ------------------
CUSIP NO. 35138T 10 7                   13G                   Page 6 of 13 Pages
---------------------                                         ------------------



Item 1(a). Name of Issuer:
           --------------

           Fox Entertainment Group, Inc. ("FEG")

Item 1(b). Address of Issuer's Principal Executive Offices:
           -----------------------------------------------

           1211 Avenue of the Americas
           New York, NY 10036

Item 2(a). Name of Person Filing:        Item 2(b).  Address of Principal
           ---------------------                     --------------------
                                                     Office, or, If None,
                                                     --------------------
                                                     Residence:
                                                     ----------

           The News Corporation Limited              2 Holt Street, Sydney
                                                     New South Wales, 2010,
                                                     Australia

           News America Incorporated                 1211 Avenue of the Americas
                                                     New York, New York 10036

           FEG Holdings, Inc.                        1211 Avenue of the Americas
                                                     New York, New York 10036

           Mr. K. Rupert Murdoch                     1211 Avenue of the Americas
                                                     New York, New York 10036

     The News Corporation Limited ("News Corporation"), News America Incorporated ("NAI"), FEG Holdings, Inc. ("FEG Holdings") and Mr. K. Rupert Murdoch are referred to herein collectively as the "Reporting Persons."

Item 2(c). Citizenship or Place of Incorporation for each Reporting Person:
           ---------------------------------------------------------------

           News Corporation is incorporated under the laws of South Australia, Australia.
           NAI is incorporated under the laws of the State of Delaware. FEG Holdings is incorporated under the laws of the State of Delaware.
           Mr. Murdoch is a United States citizen.

Item 2(d). Title of Class of Securities:
           ----------------------------

           Class A Common Stock, par value $.01 per share

Item 2(e). CUSIP Number:
           ------------

           35138T 10 7

---------------------                                         ------------------
CUSIP NO. 35138T 10 7                   13G                   Page 7 of 13 Pages
---------------------                                         ------------------

Item 3.  If This Statement is Filed Pursuant to Rule 13d-1(b) or 13d-2(b) or
         -------------------------------------------------------------------
         (c), Check Whether the Person Filing is a:
         ------------------------------------------

     (a) [_] Broker or dealer registered under Section 15 of the Exchange Act.
     (b) [_] Bank as defined in Section 3(a)(6) of the Exchange Act.
     (c) [_] Insurance company as defined in Section 3(a)(19) of the Exchange
             Act.
     (d) [_] Investment company registered under Section 8 of the Investment Company Act.
     (e) [_] An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E).
     (f) [_] An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F).
     (g) [_] A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G).
     (h) [_] A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act.
     (i) [_] A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act.
     (j) [_] Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

     If this statement is filed pursuant to Rule 13d-1(c), check this box. [_]

Item 4.   Ownership:
          ---------

          (a) Amount Beneficially Owned: 547,500,000
          (b) Percent of Class: 81.4%
          (c) Number of shares as to which such person has:
              (i)   sole power to vote or to direct the vote:
                    547,500,000
              (ii)  shared power to vote or to direct the vote:  0
              (iii) sole power to dispose or to direct the disposition of:
                    547,500,000
              (iv)  shared power to dispose or to direct the disposition of:  0

Item 5.   Ownership of Five Percent or Less of a Class:
          --------------------------------------------

          If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class securities, check the following [_].

Item 6.   Ownership of More than Five Percent on Behalf of Another Person:
          ---------------------------------------------------------------

          Not Applicable.

---------------------                                         ------------------
CUSIP NO. 35138T 10 7                   13G                   Page 8 of 13 Pages
---------------------                                         ------------------

Item 7. Identification and Classification of the Subsidiary which Acquired the Security Being Reported on by the Parent Holding Company:
          ------------------------------------------------------------

          Not Applicable.

Item 8.   Identification and Classification of Members of a Group:
          -------------------------------------------------------

          News Corporation is a diversified international communications company principally engaged in the production and distribution of motion pictures and television programming; television, satellite and cable broadcasting; the publication of newspapers, magazines and books; the production and distribution of promotional and advertising products and services; the development of digital broadcasting; the development of conditional access and subscriber management systems; and the provision of computer information services. NAI is a holding company 100% of which is owned by News Corporation through certain intermediaries. FEG Holdings is a wholly-owned subsidiary of NAI and holds the Class B Common Stock issued by FEG.

          Approximately 30% of the voting stock of News Corporation is owned by
          (i) Mr. Murdoch and members of his family, (ii) Cruden Investments Pty. Limited, a private Australian investment company owned by Mr. Murdoch, members of his family and certain charities and (iii) corporations which are controlled by trustees of settlements and trusts set up for the benefit of the Murdoch family, certain charities and other persons. By virtue of shares of News Corporation owned by such persons and entities, and Mr. Murdoch's positions as Chairman and Chief Executive of News Corporation and Chairman and Chief Executive Officer of FEG , Mr. Murdoch may be deemed to control the operations of News Corporation and FEG.

Item 9.   Notice of Dissolution of Group:
          ------------------------------

          Not Applicable.

Item 10(a) and (b). Certification:
                    -------------

          Not Applicable.

---------------------                                         ------------------
CUSIP NO. 35138T 10 7                   13G                   Page 9 of 13 Pages
---------------------                                         ------------------
                                   SIGNATURE

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 12, 1999


                              THE NEWS CORPORATION LIMITED

                              By:/s/ Arthur M. Siskind
                                 -----------------------------------
                              Name:  Arthur M. Siskind
                              Title:  Director

---------------------                                        -------------------
CUSIP NO. 35138T 10 7                   13G                  Page 10 of 13 Pages
---------------------                                        -------------------

                                   SIGNATURE

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 12, 1999


                              NEWS AMERICA INCORPORATED

                              By:/s/ Arthur M. Siskind
                                 -----------------------------
                              Name:  Arthur M. Siskind
                              Title:  Director

---------------------                                        -------------------
CUSIP NO. 35138T 10 7                   13G                  Page 11 of 13 Pages
---------------------                                        -------------------

                                   SIGNATURE

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 12, 1999


                              FEG HOLDINGS, INC.

                              By:/s/ Arthur M. Siskind
                                 -----------------------------
                              Name:  Arthur M. Siskind
                              Title:  Director

---------------------                                        -------------------
CUSIP NO. 35138T 10 7                   13G                  Page 12 of 13 Pages
---------------------                                        -------------------

                                   SIGNATURE

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 12, 1999




                              /s/  K. Rupert Murdoch
                              ---------------------------------
                              K. Rupert Murdoch

---------------------                                        -------------------
CUSIP NO. 35138T 10 7                   13G                  Page 13 of 13 Pages
---------------------                                        -------------------

                             JOINT FILING AGREEMENT

     The News Corporation Limited, News America Incorporated, FEG Holdings, Inc. and K. Rupert Murdoch (the "Reporting Persons") hereby agree to file jointly the
Schedule 13G to which this Joint Filing agreement is attached and any amendments thereto, as permitted by Rule 13d-1 promulgated under the Securities Exchange Act of 1934, as amended. Each of the Reporting Persons agrees that the information set forth in such Schedule 13G and any amendments thereto with respect to that Reporting Person will be true, complete and correct as of the date of that Schedule 13G or that amendment, to the best of that Reporting Person's knowledge and belief, after reasonable inquiry. Each of the Reporting Persons makes no representations as to the accuracy or adequacy of the information set forth in the Schedule 13G or any amendments thereto with respect to any other Reporting Person. Each of the Reporting Persons shall notify the other Reporting Persons promptly if any of the information set forth in the
Schedule 13G or any amendments thereto becomes inaccurate in any material respect or if that person learns of information which would require an amendment to the Schedule 13G.

     IN WITNESS WHEREOF, the undersigned have executed this Joint filing Agreement as of the 12th day of February, 1999.

                              THE NEWS CORPORATION LIMITED


                              By:/s/ Arthur M. Siskind
                                 -------------------------------
                              Name:  Arthur M. Siskind
                              Title:  Director

                              NEWS AMERICA INCORPORATED


                              By:/s/ Arthur M. Siskind
                                 -------------------------------
                              Name:  Arthur M. Siskind
                              Title:  Director

                              FEG HOLDINGS, INC.


                              By:/s/ Arthur M. Siskind
                                 -------------------------------
                              Name:  Arthur M. Siskind
                              Title:  Director



                                /s/  K. Rupert Murdoch
                               ---------------------------------
                               K. Rupert Murdoch